09040561

UNITE]
SECURITIES AND EX
Washington, D.C. 20549

SEC Mail Processing Section
APR 01 2009
Washington, DC
110

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: February 28, |
| Estimated average burden |
| Hours per response. . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50461 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BEDROCK TRADING LTD

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2401 PENNSYLVANIA AVE, APT14A12
(No. and Street)

| PHILADELPHIA | PA | 19130 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN PLATNICK (215) 235-2518
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

| 15 Maiden Lane, Suite 1003 | New York | New York | 10038 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, DANIEL SPRUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BEDROCK TRADING LTD, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
JESSICA DELORES ROBB
Notary Public
PHILADELPHIA CTY, PHILADELPHIA CNTY
My Commission Expires Jun 20, 2012

Signature

Chief Compliance Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BEDROCK TRADING, LTD.**

Statement of Financial Condition

December 31, 2008

(With Independent Auditor's Report Thereon)

BEDROCK TRADING, LTD.

DECEMBER 31, 2008

**INDEX**

*KEMPISTY & COMPANY*
*CERTIFIED PUBLIC ACCOUNTANTS, P.C.*
*15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930*

# INDEPENDENT AUDITORS' REPORT

To the Partners
Bedrock Trading, Ltd.

We have audited the accompanying statement of financial condition of Bedrock Trading, Ltd as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bedrock Trading, Ltd. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 30, 2009

**BEDROCK TRADING, LTD.**

**STATEMENT OF ASSETS, LIABILITIES AND PARTNERS' CAPITAL**

**DECEMBER 31, 2008**

| | | |
|---|---|---|
| ASSETS | | |
| Cash | $ | 119,907 |
| Funds held in clearing accounts | | 60,753,277 |
| Securities owned, at market: | | |
| Equities | | 105,921,439 |
| Options | | 8,044,617 |
| Interest, dividends and other receivables | | 825,602 |
| JBO Investment | | 10,000 |
| TOTAL ASSETS | $ | 175,674,842 |
| LIABILITIES AND PARTNERS' CAPITAL | | |
| Accounts payable and accrued expenses | $ | 290,573 |
| Securities sold, not yet purchased, at market: | | |
| Equities | | 40,943,477 |
| Options | | 127,063,161 |
| Due to traders | | 1,719,169 |
| TOTAL LIABILITIES | | 170,016,380 |
| Commitments and contingent liabilities | | - |
| Partners' capital | | 5,658,462 |
| TOTAL LIABILITIES AND PARTNERS' CAPITAL | $ | 175,674,842 |

**The accompanying notes are an integral part of these financial statements.**

**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2008**

## NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Bedrock Trading, Ltd. (the "Company") was formed as a partnership in the Commonwealth of Pennsylvania in August 1997 and began business operations in August 1997. The Company conducts investment activities on a proprietary basis and conducts business as a member of the NASDAQ OMX PHLX, (formerly the Philadelphia Stock Exchange) and as an off-floor trader.

## NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Cash

For purposes of the statement of cash flows, the Company includes as cash, amounts on deposit at banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2008.

### Revenue Recognition

Securities transactions and expenses are recorded on a trade date basis. Securities are valued at market value.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

### Income Taxes

The Company is a partnership and, accordingly, for federal and state income tax purposes, taxable income of the Company is passed through to the partners and reported on their individual income tax returns.

### Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Fair Value Measurements

The Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), effective January 1, 2008. The provisions of SFAS 157 are to be applied prospectively.

SFAS 157 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under SFAS 157, fair value measurements are not adjusted for transaction cost. SFAS 157 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

NOTE 3- FAIR VALUE OF INVESTMENTS

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2008.

| | Fair Value | Fair Value Hierarchy |
|---|---|---|
| Assets | | |
| Stocks | $ 105,921,439 | Level 1 |
| Options | $ 8,044,617 | Level 1 |
| Liabilities | | |
| Stocks | $ 40,943,477 | Level 1 |
| Options | $ 127,063,161 | Level 1 |

NOTE 4- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Minimum "net capital" must be at least $100,000. At December 31, 2008, the Company had net capital of $5,017,235, which was $4,883,252 in excess of its required net capital of $133,983. The Company's net capital ratio was .40 to 1.